EXHIBIT 99

DEAN HOLDING COMPANY

CONSOLIDATED BALANCE SHEET INFORMATION

(Unaudited)

(In thousands)

December 31, 2009
Assets
Current assets:
Cash and cash equivalents	$6,258
Receivables, net	283,201
Inventories	115,568
Prepaid expenses and other current assets	7,312

Total current asset	412,339
Property, plant and equipment, net	526,198
Goodwill	1,099,682
Identifiable intangible and other assets	187,934

Total	$2,226,153

Liabilities and Parent’s Net Investment
Current liabilities:
Accounts payable and accrued expenses	$212,184
Current portion of long-term debt	160

Total current liabilities	212,344
Long-term debt	126,962
Deferred income taxes	167,459
Other long-term liabilities	32,096
Parent’s net investment:
Parent’s net investment	1,690,096
Accumulated other comprehensive loss	(2,804)

Total parent’s net investment	1,687,292

Total	$2,226,153

DEAN HOLDING COMPANY

CONSOLIDATED OPERATING INFORMATION

(Unaudited)

(In thousands)

Year Ended December 31, 2009
Net sales	$3,694,744
Cost of sales	2,691,595

Gross profit	1,003,149
Operating costs and expenses:
Selling and distribution	595,233
General and administrative	54,777
Amortization of intangibles	2,217
Facility closing and reorganization costs	1,966

Total operating costs and expenses	654,193

Operating income	348,956
Other (income) expense:
Interest expense	15,774
Other (income) expense, net	143,048

Total other expense	158,822

Income from continuing operations before income taxes	190,134
Income taxes	71,156

Net income	$118,978

DEAN HOLDING COMPANY

INFORMATION RELATED TO CONSOLIDATED STATEMENT OF PARENT’S NET INVESTMENT

(Unaudited)

(In thousands)

	Parent’s Net Investment	Accumulated Other Comprehensive Income (Loss)	Total Parent’s Net Investment	Total Parent’s Net Investment
Balance, January 1, 2009	$1,309,263	$4,224	$1,313,487
Share-based compensation expense	2,006	—	2,006
Activity with parent	259,849	—	259,849
Net income	118,978	—	118,978	$118,978
Other comprehensive income:
Pension liability adjustment	—	(7,563)	(7,563)	(7,563)
Cumulative translation adjustment	—	535	535	535

Comprehensive income	—	—	—	$111,950

Balance, December 31, 2009	$1,690,096	$(2,804)	$1,687,292

DEAN HOLDING COMPANY

CONSOLIDATED STATEMENT OF CASH FLOWS INFORMATION

(Unaudited)

(In thousands)

Year Ended December 31, 2009
Cash flows from operating activities:
Net income	$118,978
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	73,469
Share-based compensation expense	2,006
Loss on disposition of assets and operations	1,943
Write-down of impaired assets	986
Deferred income taxes	31,065
Other	221
Changes in operating assets and liabilities, net of acquisitions:
Receivables, net	13,968
Inventories	(2,272)
Prepaid expenses and other assets	17,461
Accounts payable and accrued expenses	(114,964)
Income taxes	639

Net cash provided by operating activities	143,500
Cash flows from investing activities:
Payments for property, plant and equipment	(81,292)
Payments for acquisitions and investments, net of cash received	(13,983)
Proceeds from sale of fixed assets	1,522

Net cash used in investing activities	(93,753)
Cash flows from financing activities:
Repayment of debt	(142,705)
Net payments for receivables-backed facility	(164,663)
Distribution from parent	258,520

Net cash used in financing activities	(48,848)
Effect of exchange rate changes on cash and cash equivalents	324

Increase in cash and cash equivalents	1,223
Cash and cash equivalents, beginning of period	5,035

Cash and cash equivalents, end of period	$6,258